UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2015

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On February 20, 2015, EXFO Inc. (“EXFO”), a Canadian corporation, announced the final results of its substantial issuer bid to repurchase for cancellation up to 7,142,857 of its subordinate voting shares for an aggregate purchase price not to exceed C$30 million. This report on Form 6-K sets forth the press release issued on February 20, 2015 relating to EXFO’s announcement and certain information relating to the completed transaction and the Material Change Report being filed in Canada.

This press release and Material Change Report contain material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: February 24, 2015

FORM 51-102F3
MATERIAL CHANGE REPORT

EXFO Inc. (“EXFO”)

Item 1	Name and Address of Company

EXFO Inc.
400 Godin Avenue
Quebec, Quebec, G1M 2K2
Canada

Item 2	Date of Material Change

February 20, 2015

Item 3	News Release

A press release was disseminated on February 20, 2015 from Quebec City, Canada. A copy of the press release is attached hereto and forms an integral part hereof.

Item 4	Summary of Material Change

EXFO announced the final results of its substantial issuer bid to purchase for cancellation up to 7,142,857 of its Subordinate Voting Shares (NASDAQ: EXFO, TSX: EXF) for an aggregate purchase price of C$30,000,000.

Item 5	Full Description of Material Change

EXFO announced the final results of its substantial issuer bid to purchase for cancellation up to 7,142,857 of its Subordinate Voting Shares (NASDAQ: EXFO, TSX: EXF) for an aggregate purchase price of C$30,000,000.

Based on the final reports from CST Trust Company, the depositary for the Offer, EXFO confirmed that it has taken up and accepted for purchase and cancellation, at a price of C$4.60 per share, a total of 6,521,739 out of 6,563,646 subordinate shares validly tendered to the Offer (proration factor of 99.4%) for a total cost of C$30,000,000 (excluding fees and expenses related to the Offer) in accordance with the terms of the Offer.

These 6,521,739 subordinate voting shares represent 22.7% of the company’s subordinate voting shares outstanding as of February 13, 2015. After giving effect to the purchase of the subordinate voting shares, EXFO has 22,515,790 subordinate voting shares outstanding.

Payment to the depositary for subordinate voting shares validly deposited and taken up by EXFO was made in cash, without interest, on February 23, 2015. Shares not purchased, including shares invalidly deposited, were returned to the tendering shareholders.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Mr. Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Benoit Ringuette, General Counsel and Corporate Secretary at (418) 683-0211.

Item 9	Date of Report

February 24, 2015

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

EXFO Announces Final Results of Substantial Issuer Bid

QUEBEC CITY, CANADA, February 20, 2015 — EXFO Inc. (NASDAQ: EXFO, TSX: EXF) announced today the final results of its “modified Dutch-auction” type substantial issuer bid (the “Offer”), purchasing for cancellation C$30,000,000 of its subordinate voting shares, which expired at 5 p.m. (EST) on February 13, 2015.

Based on the final reports from CST Trust Company, the depositary for the Offer, EXFO confirmed that it has taken up and accepted for purchase and cancellation, at a price of C$4.60 per share, a total of 6,521,739 out of 6,563,646 subordinate shares validly tendered to the Offer (proration factor of 99.4%) for a total cost of C$30,000,000 (excluding fees and expenses related to the Offer) in accordance with the terms of the Offer.

The number of subordinate voting shares validly tendered to the Offer and the proration factor may be subject to minor adjustments should shareholders who delivered notices of guaranteed delivery fail to deliver certificates for these subordinate voting shares within the required time period.

These 6,521,739 subordinate voting shares represent 22.7% of the company’s subordinate voting shares outstanding as of February 13, 2015. After giving effect to the purchase of the subordinate voting shares, EXFO will have 22,515,790 subordinate voting shares outstanding.

Payment to the depositary for subordinate voting shares validly deposited and taken up by EXFO will be made in cash, without interest, on February 23, 2015. Shares not purchased, including shares invalidly deposited, will be returned promptly to the tendering shareholders.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell EXFO’s subordinate voting shares. The full details of the Offer are described in the Tender Offer Statement (including the Offer to Purchase and Issuer Bid Circular, the related letter of transmittal and all other offer documents filed by EXFO with the United States Securities and Exchange Commission (the “SEC”)), which is available without charge at the SEC’s website at www.sec.gov or by calling EXFO’s Corporate Secretary at (418) 683-0913, Ext. 23704. Offer documents required to be filed in Canada are also available without charge at www.sedar.com. Shareholders are urged to read these materials carefully.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. EXFO’s intelligent solutions with contextually relevant analytics improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycle. Key technologies supported include 3G, 4G/LTE, VoLTE, IMS, video, Ethernet/IP, SNMP, OTN, FTTx, xDSL and various optical technologies accounting for more than 38% of the global portable fiber-optic test market. EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

Forward-Looking Statements
This press release contains forward-looking information or statements (“forward-looking statements”). Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers’ acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Georgeson Shareholder Communications Canada Inc. Toll free number (North America): 1-866-425-8541 Banks and brokers call collect: 1-212-440-9800	National Bank Financial Inc. Toll free number (Canada): 1-800-361-8838 Toll free number (USA): 1-800-678-7155